Exhibit 99.1

Maris-Tech Receives New Order from Returning Customer, a Leading
Company in the Israeli Defense Industry

The Company’s product will enable enhanced deep-learning AI applications on armored vehicles

Rehovot, Israel, Aug. 31, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge AI accelerated video solutions for edge platforms, today announced a new order from a repeat customer, a leading Israeli defense company for the Company’s advanced Jupiter-Nano platform, which provides video streaming solutions on advanced drone applications and is in a total amount of $120,000.

The miniature and lightweight platform will feature multiple input raw video recording capabilities for armored vehicles. The ability to record raw video in the field will enhance deep learning capabilities primarily for AI-based situational awareness applications. Maris-Tech intends to add raw video recording as a standard feature in the entire Jupiter line.

“This new order from our customer serves as a testimony to our long-standing successful relationship and further establishes Maris-Tech’s position as a technological company in the field of video recording and AI acceleration systems. This unique platform will facilitate critical AI-based applications in the defense market, and we anticipate a growing demand from the military for this solution,” said Israel Bar, Chief Executive Officer of Maris-Tech.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek, ” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the benefits, capabilities and advantages of our Jupiter-Nano platform, our intention to add additional features to our Jupiter products and our position and continued expansion in the field of video recording and AI acceleration systems. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com